SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                    ______________________

                       SCHEDULE 14D-1/A

          TENDER OFFER STATEMENT PURSUANT TO SECTION
       14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              AND

                        SCHEDULE 13D/A

               UNDER THE SECURITIES ACT OF 1934

                ZENITH ELECTRONICS CORPORATION
__________________________________________________________________________
                   (NAME OF SUBJECT COMPANY)

                      LG ELECTRONICS INC.
                     LG SEMICON CO., LTD.
__________________________________________________________________________
                           (BIDDERS)

Common Stock, par value $1.00 per share (Including the Associated Rights)
__________________________________________________________________________
                (TITLE OF CLASS OF SECURITIES)

                          989349 10 5
__________________________________________________________________________
             (CUSIP NUMBER OF CLASS OF SECURITIES)

                           K.S. Cho
                       Managing Director
                      LG Electronics Inc.
                        LG Twin Towers
                        20, Yoido-dong
                        Youngdungpo-gu
                     Seoul, Korea 150-721
                      011-82-2-3777-3480

         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                       BEHALF OF BIDDER)

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                           Copy to:
                        Scott J. Davis
                     Mayer, Brown & Platt
                   190 South LaSalle Street
                      Chicago, IL  60603
                        (312) 782-0600

 CUSIP NO.: 989349 10 5  14D-1 AND 13D


1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

                   LG Electronics Inc.
                   LG Semicon Co., Ltd.
_______________________________________________________________________

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)

                                                      (b) (_)
_______________________________________________________________________

3   SEC USE ONLY

_______________________________________________________________________

4   SOURCE OF FUNDS

    BK, WC
_______________________________________________________________________

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(e) or 2(f)                         (_)

_______________________________________________________________________

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                       Republic of Korea
_______________________________________________________________________

7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      LG Electronics Inc. -- 36,569,000 shares of Common Stock* [FN] LG Semicon Co., Ltd. -- 28,095,200 shares of Common Stock
_______________________________________________________________________

8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES                                              (_)

_______________________________________________________________________

9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           LG Electronics Inc.  --57.68%* [FN]
           LG Semicon Co., Ltd. --44.32%
_______________________________________________________________________
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10    TYPE OF REPORTING PERSON

                       CO
_______________________________________________________________________

* [FN] Includes the shares of Zenith Electronics Corporation's common stock, par value $1.00 ("Common Stock"), held by LG Semicon Co., Ltd., a majority owned subsidiary of LG Electronics Inc.

      This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D dated July 21, 1995, as amended (the "Schedule 14D-1") of LG Electronics Inc., a corporation organized under the laws of the Republic of Korea (the "Purchaser") and LG Semicon Co., Ltd., a corporation organized under the laws of the Republic of Korea ("LG Semicon"), filed in connection with the Purchaser's offer to purchase up to 18,619,000 shares of the outstanding common stock, par value $1.00 per share (the "Common Stock"), of Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the associated Common Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") upon the terms and subject to the conditions set forth in the
Schedule 14D-1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 14D-1.

ITEM 10.   ADDITIONAL INFORMATION.

      As previously disclosed, the Offer terminated according to its terms at 12:00 midnight New York City time on November 7, 1995 and on November 8, 1995, the Purchaser accepted for payment, and therefor purchased, 18,619,000 tendered shares, subject to the determination of the final proration factor. The Purchaser issued a press release on November 16, 1995 announcing the final results of the tender offer. The Purchaser's press release is attached as an exhibit hereto and is incorporated herein by reference.


ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.      Description

99(a)(15)        Purchaser's Press Release dated November 16, 1995.
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                                SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 17, 1995


                               LG ELECTRONICS INC.


                               /s/ K.S. Cho
                               Name:  K.S. Cho
                               Title:  Managing Director


                               LG SEMICON CO., LTD.


                               /s/ Young-Pyo Bae
                               Name:  Young-Pyo Bae
                               Title:  Executive Director

                               EXHIBIT INDEX


Exhibit No.                    Description

99(a)(15)                      Press Release dated November 16, 1995.